Exhibit 17.5

April 1, 2008

Mr. Robert J. Skandalaris

Chairman

Noble International, Ltd.

840 West Long Lake Road, Suite 601

Troy, Mi 48098

Dear Bob,

Please accept my immediate resignation from the Noble International board of directors and my position on the executive compensation committee. As you know from the past couple of weeks, it has been difficult for me to attend meetings or support conference calls. As the involvement with Arcelor continues to grow, I am concerned the time commitment may be greater than I can support, which would be unfair to Noble.

I very much enjoyed the relationships I developed with the other members and enjoyed the challenge. Best of luck to everyone at Noble.

Best regards,

Ron Harbour

1420 Fairfax

Birmingham, MI 48009

Cc: Michael C. Azar